UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---                ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     No  x
            ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)


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              Contacts:

                 ASUR         [ASUR LOGO--OMITTED]      Breakstone & Ruth
          Lic. Adolfo Castro                             Susan Borinelli
          (52) 55-5284-0408                             (646) 536-7018/15
         acastro@asur.com.mx                      Sborinelli@breakstoneruth.com


ASUR ANNOUNCES THE OPENING OF JOSE CUERVO TEQUILERIA RESTAURANT AND AWARDS CONCESSIONS TO OPERATE A GAS STATION AND A CONVENIENCE STORE AT THE CANCUN INTERNATIONAL AIRPORT

Mexico City, September 25, 2003.- Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) the first privatized Mexican airport management group, and operator of the Cancun airport and eight others in the southeast of Mexico, today announced it has awarded the concession to operate a gas station and convenience store, as well as announces the opening of the Jose Cuervo Tequileria restaurant, both at Cancun airport.

The Jose Cuervo Tequileria restaurant is located in the international gate of the satellite building at the International Airport of Cancun. The restaurant is operated by Controladora Mera, S.A. of C.V., one of the food and beverages concessionaires of the Cancun, Merida and Cozumel airports.

 Commenting on the opening of the restaurant, Kjeld Binger, Chairman and Interim CEO of ASUR, said: "This addition to the airport should make the overall experience of passengers traveling though our airports more comfortable and enjoyable. It also has the potential to become a valuable, quality service to the community of Cancun in general."

 ASUR awarded the 20-year gas station and convenience store concession to operate in the International Airport of Cancun to Mexico-based PERC Group.

 "The proposal put forth by PERC Group contains all ecological, security and service requirements that we were looking for in the bidding process; these are the type of quality services that we believe our clients at the International Airport of Cancun deserve and require," he concluded.

 The operator of the gas station was selected after a public bidding process, in which 13 operators, with domestic and regional experience, were invited to participate. The bids were evaluated using a model originally developed by Copenhagen Airports. The outcome was based solely on the merits of the offer, and the Company believes it has established a new standard in the airport industry for transparency and professionalism in the selection of a winning proposal.

 Commenting on the selection process, Manuel Gutierrez Sola, Chief Commercial Director of ASUR, said "Our evaluation and selection was done in a transparent and well balanced way, and we are very happy to see that several interesting proposals were put forward for consideration. The process was designed to select the most qualified offer and the concession was awarded to the operator which we felt was ready to create a synergistic partnership with our company.

ABOUT GRUPO PERC
Group PERC has over 23 years of experience in the distribution of gas and 23 service stations located in the State of Mexico, DF, Queretaro, Veracruz, Hidalgo, Guanajuato and Morelos.

ABOUT CONTROLADORA MERA
Controladora Mera has the concession to operate food and beverage establishments at Asur's airports of Cancun, Merida and Cozumel. Currently, it manages the following units: Burger King, Domino's Pizza, Grab & Go (food court), Kauhlua Cafe (coffee bar), TGI Friday's, Corona Beach Bar, and a VIP saloon, among others.

ABOUT ASUR
Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villa Hermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Grupo Aeroportuario del Sureste, S.A. de C.V.


                                  By:  /s/ ADOLFO CASTRO RIVAS
                                       -----------------------
                                           Adolfo Castro Rivas
                                           Director of Finance

Date: September 25, 2003